SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim
Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

June 30, 2005
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Condensed consolidated balance sheets – June 30, 2005 (Unaudited) and December 31, 2004	2

Condensed consolidated statements of operations for the three and six-month periods ended June 30, 2005 and 2004 (Unaudited)	4

Condensed consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2005 and of comprehensive income (loss) for the six-month periods ended June 30, 2005 and 2004 (Unaudited)	5

Condensed consolidated statements of cash flows for the six-month periods ended June 30, 2005 and 2004 (Unaudited)	6

Notes to condensed consolidated interim financial statements (Unaudited) – June 30, 2005	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2005 and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2005 and 2004, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2005 and 2004 and the condensed consolidated statements of changes in stockholders’ equity for the six-month period ended June 30, 2005 and of comprehensive income (loss) for the six-month periods ended June 30, 2005 and 2004, respectively. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in stockholders’ equity for the year then ended (not presented herein) and in our report dated March 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
July 29, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

     CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars, except per share amounts)

	June 30,	December 31,
	2005	2004

	(Unaudited)
Assets
Current assets
Cash and cash equivalents	US$ 49,994	US$ 60,486
Short-term investments	65,361	60,575
Trade accounts receivable, net of allowance for
doubtful accounts of $ 12,488 and $13,367 in 2005 and
2004, respectively	74,205	55,634
Deferred income taxes	36,984	33,647
Recoverable income taxes	13,652	9,844
Prepaid expenses	13,639	4,561
Other current assets	3,385	3,925

Total current assets	US$ 257,220	US$ 228,672

Property and equipment, net	405,099	367,367
Goodwill on acquisition of consolidated subsidiaries, net	304,297	270,821
Deferred income taxes	74,414	65,891
Judicial deposits	43,058	31,469
Recoverable income taxes	8,019	9,675
Investments and advances to equity investees	2,379	1,973
Other non-current assets	12,861	12,132

Total assets	US$ 1,107,347	US$ 988,000

	June 30,	December 31,
	2005	2004

	(Unaudited)
Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 28,797	US$ 24,819
Accounts payable to programmers, principally
with related parties	52,342	50,582
Income taxes payable	8,085	6,644
Sales taxes	12,490	13,128
Payroll and related charges	18,278	15,789
Short-term debt	935	-
Current portion of long-term debt	39,091	235,146
Interest payable	777	25,519
Deferred revenue	46,772	32,759
Due to related companies	-	14,333
Accrued expenses and other liabilities	13,806	20,650

Total current liabilities	US$ 221,373	US$ 439,369

Non-current liabilities
Long-term debt, less current portion	299,853	330,554
Accounts payable to programmers, principally
with related parties	-	288
Due to related companies	475	420
Deferred sign-on, hook-up fee and programming benefit	24,271	26,029
Reserve for contingencies	262,485	185,860
Accrued expenses and other liabilities	1,329	1,829

Total non-current liabilities	US$ 588,413	US$ 544,980

Total liabilities	US$ 809,786	US$ 984,349

Stockholders’ equity
Preferred stock, no par value, shares authorized,
issued and outstanding (2005 – 2,278,659,030 and 2004 –
1,198,784,187)	1,640,337	1,493,279
Common stock, no par value, shares authorized, issued and
outstanding (2005 – 1,573,518,496 and 2004 – 828,371,343)	907,520	811,737
Additional paid-in capital	136,971	133,440
Accumulated deficit	(2,156,646)	(2,187,850)
Accumulated other comprehensive loss, net	(230,621)	(246,955)

Total stockholders’ equity	US$ 297,561	US$ 3,651

Total liabilities and stockholders’ equity	US$ 1,107,347	US$ 988,000

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,

	2005	2004	2005	2004

Revenue
Pay TV subscriptions	US$ 157,923	US$ 117,078	US$ 300,080	US$ 238,211
Broadband	18,600	7,438	33,813	14,418
Pay-per-view	7,036	4,986	12,171	8,236
Sign-on and hook-up fees	2,593	2,140	5,001	3,870
Other services	3,935	4,202	7,212	7,374

Total revenue	190,087	135,844	358,277	272,109
Taxes and other deductions from revenues	(34,581)	(24,264)	(65,142)	(49,693)

Net operating revenue	155,506	111,580	293,135	222,416

Programming and other operating costs of which US$ 87,896
relates to programming (US$ 72,748 in 2004),
excluding depreciation and amortization	(77,551)	(58,051)	(143,506)	(114,457)
Selling, general and administrative expenses	(31,939)	(23,766)	(59,505)	(47,438)
Depreciation and amortization	(15,561)	(15,114)	(29,609)	(29,195)
Other	1,136	(724)	853	(173)

Total operating costs and expenses	(123,915)	(97,655)	(231,767)	(191,263)

Operating income	31,591	13,925	61,368	31,153

Other income (expenses)
Monetary indexation, net	204	(1,906)	(858)	(3,001)
Gain (loss) on exchange rate, net	26,020	(21,913)	23,466	(23,695)
Interest expense	(10,421)	(20,721)	(37,949)	(43,333)
Financial expense	(6,165)	(2,630)	(13,096)	(8,640)
Financial income	(740)	5,007	5,838	8,688
Other	(345)	5	(130)	331

Total other income (expenses), net	8,553	(42,158)	(22,729)	(69,650)

Income (loss) from continuing operations before equity in results of
investee	40,144	(28,233)	38,639	(38,497)
Equity in results of investee	76	1,433	186	916

Income (loss) from continuing operations before income taxes	40,220	(26,800)	38,825	(37,581)
Income tax benefit (expense)	(2,489)	2,649	(7,621)	(534)

Income (loss) from continuing operations	37,731	(24,151)	31,204	(38,115)
Loss from discontinued operation	-	(472)	-	(1,502)

Net income (loss)	US$ 37,731	US$ (24,623)	US$ 31,204	US$ (39,617)

Net income per common share, basic and diluted	US$ 0.01	US$ -	US$ 0.01	US$ -

Net loss per common share, basic and diluted	US$ -	US$ (0.02)	US$ -	US$ (0.04)

Net income per preferred share, basic and diluted	US$ 0.01	US$ -	US$ 0.01	US$ -

Weighted average number of common shares outstanding	1,569,366,792	1,055,767,398	1,340,551,224	1,055,767,398

Weighted average number of preferred shares outstanding	2,145,523,456	1,527,862,199	1,868,244,308	1,527,862,199

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(UNAUDITED) (In thousands of United States dollars, except share amounts)

								Accumulated
						Additional		other
	Number of shares issued			Capital stock		paid-in	Accumulated	comprehensive

	Preferred	Common	Preferred	Common	Total	capital	deficit	loss	Total

Changes in stockholders equity for the six
month period ended June 30, 2005
At January 1, 2005	1,198,784,187	828,371,343	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651
Issuance of shares for cash at March 21, 2005	179,916,380	550,746,086	23,075	70,640	93,715	-	-	-	93,715
Issuance of shares for cash at April 20, 2005	874,274,213	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	25,684,250	9,445,127	3,647	1,341	4,988	3,531	-	-	8,519
Exchange of payable for common shares	-	184,955,940	-	23,802	23,802	-	-	-	23,802
Change in cumulative translation
adjustment for the period	-	-	-	-	-	-	-	16,334	16,334
Net income for the period	-	-	-	-	-	-	31,204	-	31,204

At June 30, 2005	2,278,659,030	1,573,518,496	US$ 1,640,337	US$ 907,520	US$ 2,547,857	US$ 136,971	US$ (2,156,646)	US$ (230,621)	US$ 297,561

Comprehensive income (loss) for each of the							Six-month periods ended June 30,
six-month periods ended June 30, 2005 and 2004							2005	2004

Income (loss) for the period							US$ 31,204	US$ (39,617)
Cumulative translation adjustments							16,334	9,140

Total comprehensive income (loss)							US$ 47,538	US$ (30,477)

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of United States dollars)

	Six-month periods ended June 30,

	2005	2004

Operating activities
Net income (loss) for the period	US$ 31,204	US$ (39,617)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Deferred sign-on and hook-up fee revenues	353	652
Amortization of deferred sign-on and hook-up fee revenues	(5,057)	(2,546)
Equity in results of investees	(186)	(916)
Exchange rate, monetary indexation and interest expense, net	16,190	69,211
Depreciation and amortization	29,609	31,821
Deferred income taxes	904	(2,477)
Write off and disposal of assets, net	396	328
Reserve for contingencies	(3,897)	(3,384)
Non-cash compensation	-	112
(Increase) decrease in operating assets
Trade accounts receivable	(10,574)	(6,624)
Income taxes recoverable	346	(4,357)
Prepaid expenses and other assets	(13,124)	(11,831)
Increase (decrease) in operating liabilities
Accounts payable to suppliers and programmers	(2,121)	4,290
Income taxes payable	541	1,539
Payroll and related charges	415	(165)
Sales taxes, accrued expenses and other liabilities	(2,613)	7,846

Net cash provided by operating activities	42,386	43,882

Investing activities
Advances to related companies, net of repayments	-	83
Withdrawals of short-term investments	2,834	12,156
Acquisition of property and equipment	(28,935)	(14,777)
Proceeds from sale of equipment	3,857	3,706

Net cash (used in) provided by investing activities	(22,244)	1,168

Financing activities
Short-term debt
Issuances	75,633	-
Repayments	(84,859)	-
Long- term debt
Issuances	-	-
Repayments	(249,149)	-

Capital contributions in cash	222,570	-

Net cash used in financing activities	(35,805)	-

Effect of exchange rate changes on cash and cash equivalents	5,171	(5,201)

Net increase (decrease) in cash and cash equivalents	(10,492)	39,849
Cash and cash equivalents at beginning of the period	60,486	48,784

Cash and cash equivalents at end of the period	US$ 49,994	US$ 88,633

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 1,345	US$ 1,161
Cash paid for interest	US$ 50,004	US$ -

Non-cash transaction
Exchange of payable for common shares	US$ 23,802	US$ -

See notes to unaudited condensed consolidated interim financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(In thousands of United States dollars, unless otherwise stated)

1. The Company and its Principal Operations

The Company and its subsidiaries provide cable television services under the “NET” brand name and high-speed Internet access under the “VIRTUA” brand name through several cable networks located in Brazil’s largest cities.

Due to continuous operational improvements resulting from revenue increases and cost reductions due in part to renegotiation with content providers that detach programming costs from U.S. dollars, many of the Company’s subsidiaries are profitable.

In November 2004, the Company began to offer digital cable services to subscribers in Rio de Janeiro and São Paulo. By providing digital cable services, the Company will be able to offer premium programming packages, additional channels and more value-added programming options and services, such as audio channels, near video-on demand and interactive services.

Management continues to focus on the increase in its subscribers base, the implementation of better sales channels, improvement in customer service and maintaining its levels of investment in line with its capacity to generate operational cash flows, by means of improved controls for the decision making process in a selective and disciplined manner.

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, using the U.S dollar as a reporting currency. Accordingly, they do not include all of the information and footnotes required by the accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the six-month period ended June 30, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements (Continued)

The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by the accounting principles generally accepted in the United States of America for complete financial statements. The accompanying condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2004.

The Company concluded on August 30, 2004 the sale of Vicom Ltda. to Comsat Brasil Ltda., which is the assignee of Comsat International’s rights and obligations. Upon the closing of this transaction, the Company has disposed of its telecommunication services business. Accordingly, the June 30, 2004 results of operations have been restated to reflect the telecommunication business as discontinued operations.

Certain prior year amounts have been reclassified to conform to the current year’s presentation. Those reclassifications did not impact the Company’s net loss or financial condition.

The exchange rate of the Brazilian Real (R$) to the U.S. dollar was R$2.3504: US$1.00 at June 30, 2005 and R$2.6544: US$1.00 at December 31, 2004. At July 29, 2005 the exchange rate was R$2.3905:US$ 1.00.

3. Significant Accounting Policies

The accounts of the Company and its Brazilian subsidiaries and equity investee company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “Foreign Currency Translation”, using the real as a functional currency.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

3. Significant Accounting Policies (Continued)

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the six-month period ended June 30, 2005 and 2004 amounted to US$16,469 and US$12,888, respectively.

Earnings (loss) per share calculation

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. Employee options to purchase shares of the Company equal to approximately 3.5 million shares as of June 30, 2005 and June 30, 2004 were excluded from the calculation of diluted loss per share, since they would be anti-dilutive.

Effective with its June 30, 2004 financial statements, the Company changed its method of computing earnings per share to apply the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128. The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable. The holder of a participating security would have a contractual obligation to shares losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

3. Significant Accounting Policies (Continued)

Earnings (loss) per share calculation

In connection with the Company’s private offering described in Note 9, the Company offered all existing stockholders to purchase shares at a price of R$0.35 per share, which is below the fair value of those shares at the date of the offer. The offer to stockholders to purchase securities below fair value of the shares constitutes a rights issue, which is somewhat similar to a stock dividend, as stated by FASB Statement No. 128. As the rights issue was offered to all existing stockholders, basic and diluted earnings per share amounts presented for comparative purposes have been restated to give recognition to the bonus element embedded in the offer in compliance with FASB Statement No. 128.

Accounting for stock-based compensation

Pro forma information regarding the Company’s net income (loss) and net income (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. Considering the amounts involved and the fact that all costs were recognized until the end of fiscal year ended December 31, 2004, there was no pro forma effect during the six-month period ended June 30, 2005.

4. Cash and Cash Equivalents and Short-term Investments

	June 30,	December 31,
	2005	2004

Cash	US$ 9,081	US$ 4,944
Financial Investments Funds	40,913	55,542

Cash and cash equivalents	49,994	60,486

Brazilian Interbank Deposit – “CDI”	65,361	60,575

Short-term investments	65,361	60,575

	US$ 115,355	US$ 121,061

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

5. Goodwill on Acquisition of Consolidated Subsidiaries, Net

In January 2002, the Company adopted SFAS 142, which requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

On December 31, 2004 and 2003, the annual dates on which the Company performed its impairment test, the Company concluded that no additional impairment was required.

Other than a gain on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts in the six-month period ended June 30, 2005.

6. Property and Equipment, Net

Property and equipment consisted of:

		June 30,		December 31,
		2005		2004

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	1,036,690	(700,300)	336,390	302,290
Data processing equipment	103,257	(76,921)	26,336	26,638
Buildings and improvements	10,809	(8,366)	2,443	2,215
Fixtures, fittings and installations	11,811	(7,885)	3,926	3,888
Vehicles	2,250	(2,179)	71	70
Other	76,233	(65,711)	10,522	9,760

	1,241,050	(861,362)	379,688	344,861
Cable construction materials	24,178	-	24,178	21,414
Land	1,233	-	1,233	1,092

Total property and equipment, net	1,266,461	(861,362)	405,099	367,367

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

7. Related Party Transactions

The Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações S.A., a company related to Globo Group. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has the same rights in the distribution of Globosat programming to its franchising areas, while Sky Brasil Ltda., distributes video content through its DBS systems.

The pay-per-view events are negotiated through a consortium between Globosat and the Company and its subsidiaries, represented by Net Brasil S.A., to jointly explore, the assets, programming rights and resources to selling and transmitting those events. The amounts paid to Globosat, for this programming during the six-month periods ended June 30, 2005 and 2004 were US$6,035 and US$4,984, respectively.

On June 27, 2004, the Company entered into an amended and restated programming agreement with Net Brasil S.A. whereby Net Brasil’s role in acquiring programming, has been changed. Under the amended and restated agreement, Net Brasil will retain its role with regard to obtaining programming, in particular content or channels produced in Brazil, while the Company will directly obtain all new international content from sources outside of Brazil, which corresponds to approximately one third of the Company’s line-up. As a result of this agreement, the compensation to Net Brasil S.A. was reduced from R$0.51 per subscriber per month to a fixed amount of R$100,000 per month, adjusted annually based on the Consumer Price Index (IPC), plus an additional monthly fee of R$24,000 in 2004, R$16,000 in 2005, R$3,000 in 2006 and R$1,500 in 2007. The amounts paid to Net Brasil S.A. related to broker’s commissions during the six-month periods ended June 30, 2005 and 2004 were US$251 and US$1,315, respectively.

The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the six-month periods ended June 30, 2005 and 2004 were US$2,655 and US$2,409, respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

7. Related Party Transactions (Continued)

As part of the debt restructuring, the Company settled the total obligations owed to Globopar and to Distel Holding S.A.

The amounts due to and from related companies as of June 30, 2005 and December 31, 2004 are as follows:

	June 30, 2005		December 31, 2004

	Current	Non-current	Current	Non-current
	liabilities	liabilities	liabilities	liabilities

Globo Comunicações e Participações S.A.	US$ -	US$ -	US$ 13,239	US$ -
Distel Holding S.A.	-	-	1,094	-
RBS Administração e Cobrança Ltda.	-	475	-	420

	US$ -	US$ 475	US$ 14,333	US$ 420

The amounts due to programmers are comprised as follows:

	June 30, 2005		December 31, 2004

		Non-		Non-
	Current	current	Current	current

Related companies:
Net Brasil S.A.	US$ 40,878	US$ -	US$ 35,892	US$ 288
Globosat Programadora Ltda.	3,868	-	4,417	-
TV Globo Ltda.	444	-	771	-
USA Programadora Ltda.	268	-	464	-
Canal Rural Produções Ltda.	78	-	135	-
RBS Empresa de TVA Ltda.	35	-	60	-

	45,571	-	41,739	288

Third parties	6,771	-	8,843	-

	US$ 52,342	US$ -	US$ 50,582	US$ 288

Since 2003, the Company has renegotiated the terms of certain programming agreements. Prior to the renegotiations, such programming costs were largely denominated in U.S. dollars. According to the new terms of the executed programming agreements, those programming costs were renegotiated to be denominated into Brazilian Reais. In addition, the Company was granted a reduction of the outstanding programming liabilities of approximately US$11,769 which has been classified as deferred programming benefits to be amortized, as a reduction of the future programming costs, over the life of the new programming agreements, ranging from 36 to 48 months, and/or to reduce marketing expenses, depending on certain specific events.

In March 2005, the Company signed a memorandum of understanding with Brasil Distribution L.L.C., which grants the Company a non-exclusive right to transmit the programming of “HBO” channels. This memorandum is valid until December 31, 2009, and the fees are adjusted annually based on the IGPM domestic inflation index.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt

At June 30, 2005 the debt consisted of:

June 30, 2005

Restructured Debt:
Debentures	US$ 103,658
Restructured Senior facilities	123,686
Restructured Net Serviços Notes	73,575
Restructured Net Sul Notes	38,025

338,944
Non Restructured Debt - Holdouts	310
Other	625

US$ 339,879

On March 22, 2005, the Company’s debt restructuring was consummated, with creditors representing 98% of the total outstanding debt adhering to the Company’s proposal (99% as of June 30, 2005).

At this date, the Company paid 40% of the total debt principal amount plus interest over the debt balance as of June 30, 2004, for the period between July 1, 2004 and March 21, 2005, using LIBOR plus 3% per year for U.S. dollar denominated debt, and CDI (Brazilian Interbank Interest Rate) plus 2% per year for the real denominated debt. To make this payment, the Company used approximately US$52,500 (equivalent to approximately R$142,000 at March 22, 2005) of its own cash, approximately US$74,000 (equivalent to R$200,000 at March 22, 2005) from a bridge loan and approximately US$94,000 (equivalent to R$255,000 at March 22, 2005) from the proceeds related to the issuance of shares to Globo Comunicações e Participações S.A. (Globopar) and Teléfonos de México, S.A. de C.V. (Telmex) according to their respective subscription rights in the context of the current capital increase.

Additionally, Globopar exchanged approximately US$23,800 (equivalent to approximately R$64,000 at March 22, 2005) of amounts due from the Company to exercise the remaining share of its subscription rights.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

On April 22, 2005, the Company settled the short term bridge loan in the amount of US$80,021 (equivalent to R$203,189 at that date), using cash funds obtained through the Company’s private offering (as described in Note 9). The difference of US$6,021 has been recorded in interest expense US$1,260 and in cumulative translation adjustment US$4,761 for the period.

On May 16, 2005 and June 16, 2005, pursuant to the terms of the instruments governing the senior secured debt, the Company prepaid a portion of its debt in the amount of approximately US$22.5 million (equivalent to R$53.0 million at June 30, 2005), using cash funds obtained through the Company’s private offering.

On July 20, 2005, the Company paid the entire remaining amount of the Restructured Net Serviços Notes.

The objective of this restructuring was to protect the Company, by having a debt amortization schedule compatible with the Company’s cash generation and that would allow the Company’s sustainable growth. Management believes that as a result of the current amortization schedule and the protection against interest and/or exchange rates volatility according with the new debt instruments, such objective was completely achieved.

The debt restructuring terms included concessions by holders of the Company’s debt, who agreed to exchange their debt for new debt, with extended maturity dates, more favorable interest rate and lower currency exposure for the Company; and also included a waiver of the default penalties and additional interest due under the Company’s previous debt instruments. Accordingly, the debt restructuring is being accounted for as a troubled debt restructuring in accordance with SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

Since the total aggregated future cash payments under the terms specified by the new debt instruments exceeds the total carrying amount of debt, interest expense will be determined in accordance with SFAS 15, using an effective interest rate that equates the present value of the future cash payments specified by the new debt instruments with the carrying amount of the outstanding debt (at an average rate of 5.84%) . As a result, prospectively, the excess of the aggregated future cash payments over the carrying amount of debt will represent a reduction from the interest expense based on the terms of the new debt instruments.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

Incremental expenses and success fees of approximately US$25,000 related to the debt restructuring were charged to operations, as incurred. In addition, a group of the Company's top executives directly involved with the debt renegotiation process were granted stock options for 3.5 million shares of the Company (see further details on the stock option plan in Note 9); and received a cash payment of approximately US$400.

The Company exchanged all its obligations owed to each of its creditor and based on the aggregate principal and accrued interest, excluding any default or penalty interest as of June 30, 2004, referred to as credit amount, for the following:

  new senior secured debt in a principal amount equal to approximately 60% of such credit amount;
  cash in the amount of approximately 40% of such credit amount; and
  cash interest at three-month LIBOR plus 3.0% in the case of U.S. dollar- denominated obligations and at the CDI rate plus 2.0% in the case of reais- denominated obligations, from July 1, 2004 through the day immediately prior to the date of closing, calculated on 100% of such credit amount.

The new senior secured debt issued by the Company in connection with the restructuring are denominated in reais in the case of debt issued to creditors that held reais-denominated instruments, and in U.S. dollars in the case of creditors that held U.S. dollar instruments. Certain creditors elected to convert the denomination of their U.S. dollar instruments to reais-denominated instruments. Approximately 57% of the new senior secured debt outstanding upon the consummation of the restructuring are denominated in reais and the remaining portion of the new senior secured debt is denominated in U.S. dollars.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

The reais-denominated senior secured debt bears interest at the CDI rate plus 2.0%, increasing to 3.0% after December 15, 2005. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The U.S. dollar-denominated senior secured debt bears interest either at a fixed rate of 7.0% or, in the case of certain creditors, at the three-month LIBOR rate plus 3.0% .

The principal amount of all new senior secured debt issued in connection with the restructuring will be repayable in installments commencing in March 2006, with the final installment of principal due no later than December 2009, subject to mandatory and optional prepayment provisions that may result in such debt being fully repaid prior to December 2009.

The fixed amortization requirements of the senior secured debt is subject to certain adjustments, which allow the Company to extend the amortization of such debt to no later than December 2010, in the event that Brazilian interest rates or the U.S. dollar/reais exchange rate exceed projected levels.

All of the new senior secured debt issued in connection with the restructuring, is guaranteed jointly and severally by all but two of the Company’s subsidiaries, TV Cabo Criciúma Ltda. and TV Cabo e Comunicações Jundiaí S.A.

All of such new senior secured debt is subject to limitations and is secured by the pledge of:

(a) Company’s shares of all of its direct and indirect subsidiaries;
(b) All of the network assets of the Company operating subsidiaries; and
(c) The accounts receivable from subscribers in São Paulo, Santos and Rio de Janeiro, although the foreclosure rights of the creditors is limited to 30% of those receivables.

The instruments evidencing the new senior secured debt contain various covenants and restrictions that limit the actions that the Company may take in connection with the Company’s business and that require the Company to maintain certain financial ratios.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

8. Debt (Continued)

The primary limitations include additional indebtedness, modifications to dividend policies, transaction with affiliates and capital expenditures. The breach by the Company of any of these covenants, including the obligation to pay interest and repay principal in accordance with the terms of such instruments, would result, in some cases after customary notice and cure periods, in an event of default that would allow the holders of such instruments to accelerate the remaining principal amount of such debt, and otherwise to exercise their legal and contractual remedies against the Company under the instruments evidencing the new senior secured debt.

The debt restructuring is accounted for in accordance with SFAS 15. Accordingly, the carrying amount of the new debt differs from the principal amounts as agreed with creditors. The principal maturities of the long-term debt as determined in accordance with SFAS 15 are as follows as of June 30, 2005:

2005	US$ 11,257
2006	53,749
2007	92,941
2008	113,678
2009	67,319

US$ 338,944

9. Stockholder’s Equity

Capital

Capital stock can be increased up to the limit of R$ 5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At June 30, 2005, the Company’s local currency financial statements presented a net income of US$6,537. The Company has paid no dividends during the six-month periods ended June 30, 2005 and 2004.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

9. Stockholder’s Equity (Continued)

Capital increase

On March 18, 2005, the Company issued a Notice to Stockholders announcing the Company’s capital increase through a private offering with a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 31, 2005). The total amount of shares to be issued would be 1,825,021,996 shares, comprised of 745,147,153 common and 1,079,874,843 preferred shares.

On March 21, 2005, the Company issued 681,605,160 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 54,096,360 common and 179,906,550 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$ 0.13 per share (equivalent to R$ 0.35 at March 21, 2005). At the same date, a new shareholders’ agreement was celebrated.

Additionally, Globo transferred its ownership in the Company as follows:

i. 802,494,433 common shares representing 51% of voting capital to GB Empreendimentos e Participações S.A., a subsidiary of Globo (51%) and Latam (49%), which holds 51% of the Company’s voting Capital.
ii. 460,928,020 common shares representing 29.29% of voting capital to Latam do Brasil Participações S.A.

On April 20, 2005 the period for holders who had subscription rights under the terms of the Company’s private offering ended. Until that date, 735,702,026 common shares and 1,054,190,593 preferred shares were issued.

The remaining 9,445,127 common shares and 25,684,250 preferred shares were subsequently issued through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$0.22 per share (equivalent to R$0.51 at June 30, 2005) and US$0.27 (equivalent to R$0.63 at June 30, 2005), respectively.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

9. Stockholder’s Equity (Continued)

Globopar and Bndespar definitive agreement for purchase and sale of the Company’s common shares

On January 26, 2005, Globopar, Distel and Romapar (collectively referred to as Globopar) agreed to exercise its right to unconditionally acquire all of the 60,138,289 common shares issued by the Company’s and held by Bndespar, representing 7.26% of Company’s voting capital, at the total price of R$54,726, representing R$0.91 per common share. The closing of the purchase and sale by means of price payment by Globopar to Bndespar and the transfer of the preferred shares to Globopar occurred, on February 1, 2005, when the stockholders agreement dated July 11, 2002 was extinguished. A new stockholders agreement was celebrated assuring Bndespar the right to register such preferred shares in any public or private offering of the Company’s preferred shares and granting an annual right to request the Company to undertake a public offering of such preferred shares in Brazil.

At the same date, Globopar and Latam, announced that Latam acquired 60,138,289 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

Stock Option Plan

In 2003, as approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process were granted stock-options for 3.5 million shares of the Company’s shares that fully vest upon the successful completion of the debt restructuring. The exercise price of the stock-option is the same price agreed with creditors in connection with the capital increase of the private offering. The exercise period is two years as from May 10, 2005. During the six–month period ended June 30, 2005, no options have been exercised.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (Continued)
(In thousands of United States dollars, unless otherwise stated)

10. Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation. The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel. The reserves for probable losses reflect management’s estimated maximum losses.

The reserves for contingent liabilities are summarized below:

	June 30,	December 31,
	2005	2004

Tax related matters	US$ 243,520	US$ 167,939
Labor related claims	10,915	11,702
Civil related claims	8,050	6,219

Total	US$ 262,485	US$ 185,860

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$43,058 (US$31,469 in December, 31 2004), which is available to offset payments required under ultimate unfavorable court decisions.

During the second quarter 2005, the Company was required to place bank guarantees related to two contingent processes that were already accrued for as of June 30, 2005 (ICMS tax – Rio de Janeiro and Campinas) in the total amount of approximately US$17,000.

11. Subsequent Events

On July 28, 2005, the Company issued a relevant notice announcing that it had filed with the Brazilian Stock Exchange Commission – CVM – a request for the issuance of its 5th public debentures. The Company aims to replace its current outstanding debt resulting in a longer maturity, elimination of its current debt’s foreign exchange rate exposure and elimination of certain obligations, which could limit its growth in a more stable operational scenario.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.